SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02058607

RECD S.E.C.
SEP 2 0 2002
1086

FORM 6-K

PE 8-31-02

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

PROCESSED
SEP 23 2002
THOMSON FINANCIAL

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc
(Translation of Registrant's Name Into English)

31 Gresham Street, London, England, EC2V 7QA
(Address of Principal Executive Offices)

(Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______)

Schroder Ventures International Investment Trust plc
www.sviit.co.uk

30 August 2002

BY FACSIMILE

RNS
Old Broad Street
London
EC2N 1HP

Dear Sirs

SUBSTANTIAL SHARE INTEREST NOTIFICATION

We are writing to advise you that the Company was notified on 29 August 2002, that BAE Systems Pension Funds Investment Management Limited has decreased its beneficial interest in the Company's ordinary shares to 4,200,000, following a sale of 225,000 shares.

The holding, which is registered in the name of Chase Nominees Limited represents 4.11% of the Company's 102,265,699 shares in issue. The date of the transaction was not disclosed.

Yours faithfully,

John Spedding

John Spedding
For SCHRODER INVESTMENT MANAGEMENT LIMITED
Secretaries

Wps/jas/2001/sviit/lse/equitable life

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

Date: 30 August 2002

By: John Spedding ....

For and on behalf of Schroder Investment Management Limited, Secretaries